# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Petros Pharmaceuticals, Inc., CIK 0001815903
CUSIP: 71678J209
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 1185 Avenue of the Americas, 3rd Floor, New York, New York (NY), 10036
Date of event which requires filing of this statement: 02/17/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001481867

## Reporting persons
- Iroquois Capital Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 902,084; sole dispositive power 0; shared dispositive power 902,084; aggregate amount beneficially owned 902,084 (3.6% of the class)
  Comment: Includes 27,084 shares of Common Stock issuable upon the exercise of the Warrants (as defined in Item 4) and/or conversion of the Preferred Shares (as defined in Item 4) (See
  Item 4). As more fully described in Item 4, certain Warrants are subject to a 9.99% Beneficial Ownership
  Blocker and certain Warrants and Preferred Shares are subject to a 4.99% Beneficial Ownership Blocker, and the percentage set forth in row (11) gives effect to such Beneficial Ownership Blockers (as defined in Item 4).
  The shares reported in rows (6), (8) and (9) show the number of shares of Common Stock issuable upon conversion and/or exercise of such reported securities, giving effect to the Beneficial Ownership Blockers.
- Richard Abbe: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: Delaware (DE); sole voting power 1,652,084; shared voting power 902,084; sole dispositive power 1,652,084; shared dispositive power 902,084; aggregate amount beneficially owned 2,527,084 (9.99% of the class)
  Comment: Includes 27,084 shares of Common Stock issuable upon the exercise of the Warrants (as defined in Item 4) and/or conversion of the Preferred Shares (as defined in Item 4) (See
  Item 4). As more fully described in Item 4, certain Warrants are subject to a 9.99% Beneficial Ownership
  Blocker and certain Warrants and Preferred Shares are subject to a 4.99% Beneficial Ownership Blocker, and the percentage set forth in row (11) gives effect to such Beneficial Ownership Blockers (as defined in Item 4).
  The shares reported in rows (6), (8) and (9) show the number of shares of Common Stock issuable upon conversion and/or exercise of such reported securities, giving effect to the Beneficial Ownership Blockers.
- Kimberly Page: type of reporting person: individual (IN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 902,084; sole dispositive power 0; shared dispositive power 902,084; aggregate amount beneficially owned 902,084 (3.6% of the class)
  Comment: Includes 27,084 shares of Common Stock issuable upon the exercise of the Warrants (as defined in Item 4) and/or conversion of the Preferred Shares (as defined in Item 4) (See
  Item 4). As more fully described in Item 4, certain Warrants are subject to a 9.99% Beneficial Ownership
  Blocker and certain Warrants and Preferred Shares are subject to a 4.99% Beneficial Ownership Blocker, and the percentage set forth in row (11) gives effect to such Beneficial Ownership Blockers (as defined in Item 4).
  The shares reported in rows (6), (8) and (9) show the number of shares of Common Stock issuable upon conversion and/or exercise of such reported securities, giving effect to the Beneficial Ownership Blockers.

## Item 1. Issuer
Name of issuer: Petros Pharmaceuticals, Inc.
Address of issuer's principal executive offices: 1185 Avenue of the Americas, 3rd Floor, New York, NY, 10036

## Item 2. Person Filing
Name of person filing:
This statement is being filed by (i) Iroquois Capital Management LLC, a Delaware limited liability company ("Iroquois"), (ii) Richard Abbe, and (iii) Kimberly Page ("Mr. Abbe" and "Ms. Page,"
together with Iroquois, the "Reporting Persons").

Mr. Abbe shares authority and responsibility for the investments made on behalf of Iroquois Master
Fund Ltd. ("IMF") with Ms. Kimberly Page, each of whom is a director of IMF. As such, Mr. Abbe and Ms. Page may each be deemed to be the beneficial owner of all shares of Common Stock held by IMF. Iroquois Capital is the investment advisor for IMF and Mr. Abbe is the President of Iroquois
Capital. Mr. Abbe has the sole authority and responsibility for the investments made on behalf of
Iroquois Capital Investment Group LLC ("ICIG"). As such, Mr. Abbe may be deemed to be the beneficial owner of all shares of Common Stock held by Iroquois Master Fund and ICIG. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person. Each of the
Reporting Persons disclaim beneficial ownership of these shares, except to the extent of its, his or her pecuniary interest in such shares, if any.
Address of principal business office or, if none, residence:
The principal business address for each of the Reporting Persons is 2 Overhill Road, Scarsdale, NY
10583.
Citizenship:
Iroquois Capital Management LLC is a Delaware limited liability company. Richard Abbe is an individual who is a citizen of the United States of America. Kimberly Page is an individual who is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Row 9 of each Reporting Person's cover page to this Schedule 13G sets forth the aggregate number of shares of securities of the Issuer beneficially owned by such Reporting Person as of the date of the event which requires filing of this statement and is incorporated herein by reference.

The Reporting Persons' ownership of the Issuer's securities includes: (i) 875,000 shares of
Common Stock held directly by IMF and 1,625,000 shares of Common Stock held directly by ICIG,
(ii) pre-funded warrants held directly by IMF that are exercisable for an aggregate of up to 5,833,333 shares of Common Stock and pre-funded warrants held directly by ICIG that are exercisable for an aggregate of up to 10,833,333 shares of Common Stock (collectively, the "Pre-Funded Warrants"), all of which are subject to a 9.99% Beneficial Ownership Blocker (as defined below); (iv) warrants held directly by IMF that are exercisable for an aggregate of up to 20,341,760 shares of Common
Stock and warrants held directly by ICIG that are exercisable for an aggregate of up to 17,698,882 shares of Common Stock (collectively, the "Base Warrants", and together with the "Pre-Funded
Warrants", the "Warrants"), all of which are subject to a 4.99% Beneficial Ownership Blocker (as defined below); and (v) 692,554 shares of Common Stock issuable upon conversion of shares of
Preferred Stock held directly by IMF and 157,951 shares of Common Stock issuable upon conversion of shares of Preferred Stock held directly by ICIG (collectively, the "Preferred Shares"), all of which are subject to a 4.99% Beneficial Ownership Blocker.

The Pre-Funded Warrants contain provisions which precludes the exercise of such Pre-Funded
Warrants to the extent that, following exercise, the holder, together with its affiliates and other attribution parties, would own more than 9.99% of the Common Stock outstanding (the "9.99%
Beneficial Ownership Blocker"). The Base Warrants and Preferred Shares contain provisions which precludes the exercise of such Base Warrants or the conversion of such Preferred Shares to the extent that, following exercise or conversion, as applicable, the holder, together with its affiliates and other attribution parties, would own more than 4.99% of the Common Stock outstanding (the "4.99%
Beneficial Ownership Blocker", and together with the 9.99% Beneficial Ownership Blocker, the
"Beneficial Ownership Blockers"). The Reporting Persons are currently prohibited from exercising the Warrants or converting the Preferred Stock to the extent that such exercise or conversion, as applicable, would result in beneficial ownership of more than 2,527,084 shares of Common Stock.
The shares of Common Stock listed as beneficially owned in Rows 6, 8 and 9 of the cover page for each Reporting Person and the percentage set forth in Row 11 of the cover page for each Reporting
Person give effect to the Beneficial Ownership Blockers. Consequently, as of the date of the event which requires the filing of this statement, the Reporting Persons were not able to exercise all of the
Warrants or convert the Preferred Shares due to the Beneficial Ownership Blockers.
Percent of class:
Row 11 of each Reporting Person's cover page to this Schedule 13G sets forth the percentages of the securities of the Issuer beneficially owned by such Reporting Person as of the date of the event which requires filing of this statement and is incorporated herein by reference. Due to the Beneficial
Ownership Blockers, the collective beneficial ownership percentage of the Reporting Persons was
9.99% as of the date of the event which requires filing of this statement. Such percentage is based upon the sum of (i) 11,319,039 shares of the Issuer's Common Stock outstanding as of February
17, 2025, as reported in the Issuer's final prospectus dated February 17, 2025, filed with the
Securities and Exchange Commission ("SEC") pursuant to Rule 424(b)(4) on February 19, 2025
(the "Final Prospectus"), (ii) 13,950,012 shares of Common Stock contemplated to be issued in the
Issuer's public offering as described in the Final Prospectus, and (iii) 27,084 shares of Common
Stock issuable upon the exercise of the Warrants and/or conversion of the Preferred Shares, after giving effect to the Beneficial Ownership Blockers.
Sole power to vote or to direct the vote:
The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the
Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote:
The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the
Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition:
The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the
Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition:
The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the
Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 1 Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

## Signatures
- Iroquois Capital Management, LLC: /s/ Richard Abbe, Richard Abbe, President (02/25/2025)
- Richard Abbe: /s/ Richard Abbe, Richard Abbe (02/25/2025)
- Kimberly Page: /s/ Kimberly Page, Kimberly Page (02/25/2025)